Quarterly Earnings Release                                                    May 2, 2007
1Q07

Sales and Operating Income up by 2.73% and 3.36% respectively

Financial Highlights:
(All figures expressed in millions of Mexican pesos as of March 31, 2007. Variations refer to the same period of 2006, unless otherwise stated. Figures may vary due to rounding-off. Basis points is abbreviated “bps”.)
  First quarter sales totaled $5,853.50 million
  Gross profit increased by 1.46%
  The gross margin for the quarter was 9.59%
  First-quarter operating expenses increased 0.23%
  Operating expenses as a percentage of sales declined by 15 bps
  First-quarter operating income increased by 3.36%
  Operating margin in the quarter rose 3 bps to 3.85%
  Quarterly tax provisions increased by 20.70%
  Net income in the first quarter totaled $165.10 million, a decline of 9.32%
  Cash and cash equivalents amounted $495.72 million at the close of the quarter

Mexico City, May 2, 2007. Grupo Casa Saba (“Saba”, “GCS”, “the company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications, and other products, announces its consolidated financial and operating results for the first quarter of 2007.

QUARTERLY RESULTS

NET SALES

In the first quarter of 2007, the sales of GCS increased by 2.73% to total $5,853.5 million.

Sales of pharmaceutical products to the private sector (“Private Pharma”) registered the greatest comparative increase of all our divisions over 1Q06, ratcheting up 4.04%. As in previous quarters, this increase was due to the strong performance of the private pharmaceuticals market in Mexico, combined with GCS’s business strategy, which focuses on actively targeting not only our traditional clients but also supermarkets and drugstore chains.

With respect to sales of products other than pharmaceuticals to the private sector, sales of health care and beauty products, consumer goods and other merchandise increased by 1.95%, while sales of publications (includes books and magazines) decline 0.71%. The share of sales to government institutions (“Government Pharma”) in total sales decreased to 2.66%, mainly due to lower sales to Petróleos Mexicanos (PEMEX), as the state-run oil company carried out changes in its purchasing and subrogation policies.

SALES BY DIVISION

PRIVATE PHARMA

Our main division, Private Pharma, continued as in previous quarters to increase its share of total sales. The positive performance posted by the private pharmaceutical market in Mexico allowed this division to grow 4.04% compared to the first quarter of 2006.

Since Private Pharma registered the strongest growth of any of the Group’s divisions, its share of total sales rose from 82.92% in 1Q06 to 83.99% in 1Q07.

GOVERNMENT PHARMA

Sales in our Government Pharma division declined by 22.35%, mainly due to lower sales to PEMEX. The decline in sales to PEMEX was the result of GCS’s reduced participation in the current purchasing and subrogation policies implemented by PEMEX.

As a result, the share of Government Pharma in the Group’s total sales went from 3.52% in 1Q06 to 2.66% in 1Q07.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE, AND OTHER

Sales of health care and beauty products, consumer goods, general merchandise, and others registered growth of 1.95% compared to the first quarter of 2006. This increase was due mainly to stronger sales of Health, Beauty, and Consumer products, which rose by 2.59% in the quarter.

This division’s share of total sales was 9.53%, down slightly from the 9.61% registered in 1Q06.

PUBLICATIONS

The sales of Citem diminished by 0.71% over the same quarter of the previous year. This reduction reflects the fact that the prices of the magazines distributed by Citem have not been increased (making for a comparative decrease in real terms) and that sales volume was not able to offset the aforementioned price effect.

As a result, the share of Citem in the Group’s total sales decreased from 3.95% in 1Q06 to 3.82% in the first quarter of 2007.

                                           Division                              % of Sales
                                     Private Pharma                            83.99%
                                 Government Pharma                          2.66%
                    Health, Beauty, Consumer Goods,
                      General Merchandise and Other                 9.53%
                                         Publications                                3.82%

                                              TOTAL                                100.00%

GROSS INCOME

The gross income of Grupo Casa Saba in the first quarter of 2007 increased by 1.46% to $561.29 million. This growth was slower than that of sales owing to the discounts offered to our customers in the competitive environments of our markets. As a result, the gross margin was 9.59% in 1Q07, down 12 bps from the 9.71% registered in 1Q06.

OPERATING EXPENSES

The operating expenses of GCS in the first quarter of 2007 amounted to $336.12 million, up by 0.23% over 1Q06. Since this increase was less than that of sales, operating expenses as a percentage of sales decreased by 15 bps to 5.74%. At GCS we have continued to operate under strict expense reduction and operating efficiency controls which have allowed us constantly to lower expenses in ratio to sales generated.

OPERATING INCOME

Operating income in the first quarter of 2007 increased by 3.36%. Consequently, GCS’s operating margin ratcheted up 3 bps from its 1Q06 level to 3.85%. The slower growth in operating expenses largely explains the increase in operating income and operating margin.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Depreciation and amortization in 1Q07 was down by 8.46% compared to the first quarter of 2006, as a result of a lesser amount of depreciable assets.

First-quarter operating income plus depreciation and amortization increased by 1.98% over the same quarter of the previous year, to $251.59 million.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the close of 1Q07 amounted to $495.72 million, down by 10.44% from the same period of 2006, as a result of greater investment in working capital.

COMPREHENSIVE COST OF FINANCING (CCF)

The CCF in the first quarter of 2007 amounted to $3.51 million, negatively comparing to the $5.24 million income registered in 1Q06. Lower interest gains, lower exchange income, and a loss in net monetary position explain this result.

OTHER EXPENSES/INCOME

In the first quarter of 2007, GCS registered income of $11.01 million in this item as the result of sales of transport equipment, third-party services, and others. This figure was down by 26.36% in comparison with 1Q06. It should be noted that the income or expenses registered in this item are related to activities distinct from the company’s normal business operations.

TAX PROVISIONS

Tax provisions for 1Q07 amounted $67.61 million, up by 20.70% over 1Q06. As a result, the ratio of tax provisions to income before taxes went from 23.53% in 1Q06 to 29.06% in 1Q07.

NET INCOME

Since the increase in operating income was insufficient to offset the fact that CCF generated an expense rather than income (in 1Q06), and owing to the comparative quarterly increase in tax provisions, GCS’s net income declined by 9.32% to $165.10 million in the first quarter of 2007.

WORKING CAPITAL

In the first quarter of 2007, accounts receivables measured in terms of days increased by 3.35 to 60.67 days, while inventory days increased by 0.67 to 54.94 days, compared to 1Q06. Accounts payable measured in terms of days showed a slight decrease of 0.38 from the 1Q06 level to 51.02 days.

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                       IR Communications:
Jorge Sánchez, IR                                              Jesús Martínez Rojas
+52 (55) 5284-6672                                          +52 (55) 5644-1247
jsanchez@casasaba.com                                 jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

GRUPO CASE SABA S.A. DE C.V. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET (In thousands of pesos of purchasing power as of March 2007)
ITEM

TOTAL ASSETS

CURRENT ASSETS
CASH AND CASH EQUIVALENTS
ACCOUNTS RECEIVABLE (NET)

OTHER ACCOUNTS RECEIVABLE (NET)
INVENTORIES
OTHER CURRENT ASSETS

LONG TERM
ACCOUNTS RECEIVABLE
INVESTMENTS IN EQUITY SHARES AND
UNCONSOLIDATED SUBSIDIARIES
OTHER INVESTMENTS
NET PROPERY, PLANT AND EQUIPMENT
PROPERTY
MACHINERY AND EQUIPMENT
OTHER EQUIPMENT
ACCUMULATED DEPRECIATION
BUILDINGS IN PROCESS
DEFERRED ASSETS
OTHER ASSETS

TOTAL LIABILITIES

CURRENT LIABILITIES
ACCOUNTS PAYABLE
BANK DEBT
DEBT SECURITIES
ACCRUED TAXES
OTHER CURRENT LIABILITIES

LONG TERM LIABILITIES
BANK DEBT
DEBT SECURITIES
OTHER DEBT
DEFERRED LIABILITIES
OTHER LIABILITIES

SHAREHOLDER'S EQUITY

MINORITY STOCKHOLDER'S EQUITY
MAJORITY STOCKHOLDER'S EQUITY
PAID-IN CAPITAL
CAPITAL STOCK
RESTATEMENT IN CAPITAL STOCK
PREMIUM ON STOCK SOLD
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY
CAPITAL INCREASE (DECREASE)
CUMMULATIVE RESULTS AND EQUITI RESERVE
RESERVE FOR SHARES REPURCHASE
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY
NET INCOME

March-07

9,590,995

8,085,394
495,724
3,945,762

376,582
3,230,407
36,918

-
1,155,834
1,267,716
397,088
502,476
1,011,446
-
173,385
176,382

4,014,736

3,309,917
3,000,184
26,359
-
115,888
167,486

-
-

704,819

5,576,259

-
5,576,259
1,939,648
167,903
926,149
845,596
-
3,636,612
4,808,140
1,035,397
(2,371,988)
165,062

March-06

9,113,064

7,688,994
553,495
3,629,277

319,767
3,102,430
84,025

1,121,977
1,219,117
397,434
477,639
972,213

172,973
129,120

4,050,274

3,157,249
2,938,181

5,508
213,560

893,024

5,062,790

5,062,790
1,939,648
167,903
926,149
845,596

3,123,142
4,071,896
1,035,397
(2,166,180)
182,030

% Chg

5.24%

5.16%
-10.44%
8.72%

17.77%
4.13%
-56.06%

3.02%
3.99%
-0.09%
5.20%
4.04%

0.24%
36.60%

-0.88%

4.84%
2.11%

2003.86%
-21.57%

21.08%

10.14%

10.14%
0.00%
0.00%
0.00%
0.00%

16.44%
18.08%
0.00%
9.50%
-9.32%

GRUPO CASA SABA S.A DE C.V. Figures expressed in thousands of pesos of purchasing power as of March 2007
	Jan-March		Jan-March		Variation
Income Statement NET SALES COST OF SALES GROSS PROFIT OPERATING EXPENSES	2006 5,698,125 5,144,913 553,212 335,361	% of sales 100.00% 90.29% 9.71% 5.89%	2007 5,853,497 5,292,212 561,285 336,117	% of sales 100.00% 90.41% 9.59% 5.74%	$ 155,372 147,299 8,073 756	% 2.73% 2.86% 1.46% 0.23%
OPERATING INCOME COMPREHENSIVE COST OF FINANCING Interest Paid Interest (Earned) Exchange Loss (Gain) Monetary Position (gain) Comprehensive Cost of Financing	217,852 2,898 -6,028 -800 -1,313 -5,243	3.82% 0.05% -0.11% -0.01% -0.02% -0.09%	225,168 2,731 -1,976 -262 3,014 3,507	3.85% 0.05% -0.03% 0.00% 0.05% 0.06%	7,317 -167 4,052 538 4,327 8,750	3.36% -5.76% -67.22% -67.25% N.C. N.C.
OTHER EXPENSES (INCOME), net	-14,945	-0.26%	-11,006	-0.19%	3,939	-26.36%
NET INCOME BEFORE TAXES	238,041	4.18%	232,667	3.97%	-5,372	-2.26%
PROVISIONS FOR: Income Tax Deferred Income Tax Profit sharing due	76,211 -21,347 1,148	1.34% -0.37% 0.02%	85,600 -19,242 1,248	1.46% -0.33% 0.02%	9,389 2,105 100	12.32% -9.86% 8.71%
Total taxes	56,012	0.98%	67,606	1.15%	11,594	20.70%
Net Income Before Extraordinary Items	182,027	3.19%	165,061	2.82%	-16,966	-9.32%
Extraordinary Items (Income)	0	0.00%	0	0.00%	0	N.C.
NET INCOME Depreciation and Amortization Operating income plus Depreciation and Amortization	182,027 28,859 246,711	3.19% 0.51% 4.33%	165,061 26,417 251,585	2.82% 0.45% 4.30%	-16,966 -2,442 4,875	-9.32% -8.46% 1.98%